United States securities and exchange commission logo





                            August 25, 2020

       Ray Young
       Chief Financial Officer
       Archer-Daniels-Midland Co
       77 West Wacker Drive, Suite 4600
       Chicago, IL 60601

                                                        Re:
Archer-Daniels-Midland Co
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed on February
18, 2020
                                                            Form 10-Q for the
quarter ended March 31, 2020
                                                            Filed on May 1,
2020
                                                            File No. 1-00044

       Dear Mr. Young:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Property, Plant, and Equipment and Asset Abandonments and Write-Downs, page 46

   1. We note you have recorded asset impairments in each of the three years presented. Please enhance your future
disclosures to identify the factors that cause you to perform an impairment analysis and
disclose and discuss any material assumptions and estimates
                                                        underlying your fair
value estimates. In addition, please disclose the remaining carrying values of the assets
you test for impairment.
 Ray Young
FirstName LastNameRayCoYoung
Archer-Daniels-Midland
Comapany
August 25, NameArcher-Daniels-Midland
           2020                       Co
August
Page 2 25, 2020 Page 2
FirstName LastName
Goodwill and Other Intangible Assets, page 47

2. Please enhance your future disclosures to identify the number of reporting units to which goodwill is allocated and tested for impairment. In addition, for any reporting unit that is at risk as defined in ASC Topic 350 (i.e., estimated fair value is not substantially in excess of carrying value), please disclose the following:
             The percentage by which estimated fair value exceeded carrying value as of the date of the most recent impairment test and the amount of goodwill allocated to the reporting unit.
             A discussion of the degree of uncertainty associated with each key fair value assumption, including the potential impact of changes in key assumptions.
             A description of the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of
Release 33-8350.
Form 10-Q for the quarter ended March 31, 2020

Notes to the Consolidated Financial Statements
Note 17. Subsequent Event, page 31

3. We note that you are temporarily idling ethanol production at your corn dry mill facilities in Cedar Rapids, Iowa, and Columbus, Nebraska, for a period of four months subject to market conditions. Please tell us and revise future filings to disclose the following:
             The carrying value of the assets that have been idled.
             Whether you performed an impairment analysis of the idled assets. Refer to ASC
             360-10-35-21.
             If you have performed an impairment analysis, the key assumptions you used and whether the estimated fair values substantially exceeded carrying values.
             If you have not performed an impairment analysis, explain why you did not believe such an analysis was necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at
(202) 551-
3709 if you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing